SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **March, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*

Date: March 11, 2005   **President & CEO**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**
LISTED: STANDARD & POORS   **OTCBB:RYSMF**

RSM TO COMPLETE A PRIVATE PLACEMENT FINANCING

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, MARCH 11, 2005, ROYAL STANDARD MINERALS INC. is pleased to announce that it has engaged Canaccord Capital Corporation ("Canaccord") to conduct a private placement of up to C$2.45 million on a commercially reasonable efforts basis. The financing will consist of up to 7,000,000 units ("Units") of the Company's at C$0.35 per unit. Each Unit consists of 1 common share and one-half common share purchase Warrant ("Warrant"). Each whole Warrant will entitle the holder to subscribe for one additional Share at a price of C$0.50 per share for a period of 24 months from the Closing Date. Canaccord will receive an 8% commission of which it may elect to be paid up to half in Units and agents warrants equal to 20% of the Units sold, having the same terms as the Warrants. Canaccord will also receive a cash administration fee and a corporate finance fee payable in Units.

The use of proceeds will be to initiate the decline construction and surface drilling program on the Company's Gold Wedge project in Nye County, Nevada.

RSM is an exploration and development company with advanced gold projects in Nevada.

The closing of this transaction is subject to the various regulatory approvals.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

> **Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.**

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com